SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2001

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Freeman Cosmetic Corporation Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Freeman Cosmetic Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

By Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 22, 2002

THE FREEMAN COSMETIC CORPORATION
CAPITAL ACCUMULATION PLAN

Financial Statements
For the Years Ended November 30, 2001 and 2000,
Supplemental Schedules as of and for the Year Ended
November 30, 2001, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment Purposes at End of Year
Schedule of Reportable Transactions
EXHIBIT 23

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2001 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	11

Reportable Transactions	12

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	13

INDEPENDENT AUDITORS’ REPORT

To The Plan Administrator and Participants of
The Freeman Cosmetic Corporation Capital Accumulation Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Freeman Cosmetic Corporation Capital Accumulation Plan (the “Plan”) as of November 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2001 on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 22, 2002

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2001 AND 2000

ASSETS	2001	2000

INVESTMENTS AT FAIR VALUE:

Mutual Funds	$654,986	$685,396

Guaranteed Investment Contract Funds	55,421	58,674

Common Stock	285,130	203,599

Participant notes receivable	36,103	36,368

Total investments at fair value	1,031,640	984,037

LIABILITIES ACCOUNTS PAYABLE	193	0

NET ASSETS AVAILABLE FOR BENEFITS	$1,031,447	$984,037

See notes to financial statements.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2001 AND 2000

	2001	2000
Contributions:

Employer	$4,280	$62,205

Employee pre-tax	8,806	120,724

Employee after-tax	0	1,026

Total contributions	13,086	183,955

Investment income:

Dividends	44,556	37,338

Interest	6,211	28,214

Net appreciation/(depreciation) in fair value of investments	60,690	(238,006)

Total investment income/(loss)	111,457	(172,454)

Benefits paid to participants	(77,133)	(641,504)

NET INCREASE/(DECREASE)	47,410	(630,003)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	984,037	1,614,040

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$1,031,447	$984,037

See notes to financial statements.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2001 AND 2000

1.	DESCRIPTION OF THE PLAN

The following brief description of The Freeman Cosmetic Corporation Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

On July 1, 1998, The Dial Corporation acquired Freeman Cosmetic Corporation (the “Company”).

The Freeman Cosmetic Corporation 401(k) Plan was established on July 31, 1993 and was amended and restated effective January 1, 1995. Effective January 1, 1999, the Plan was amended and restated again, renaming the Plan as The Freeman Cosmetic Corporation Capital Accumulation Plan. It is a voluntary defined contribution plan and is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code Section 401(k). The Plan covers active employees of the Company over the age of 21 who have completed at least one-half year of service.

In connection with the dissolution of the Freeman Cosmetic Corporation, former participants in this Plan, who commenced employment with the Dial Corporation on January 1, 2001, were transferred into the Dial Corporation Future Investment Plan effective January 1, 2001. As a result of this transfer of employment, the active participation of the Freeman Cosmetic Corporation employees in the Freeman Plan ceased on the transfer date.

a.	Investment Programs – Contributions to the Plan are invested by the Plan’s trustee at the designation of the participants. In 2001 and 2000, the Plan’s trustee was T. Rowe Price (“TRP”). The Plan offers participants multiple funds in which to invest pretax, after-tax and rollover deposits in various funds.

1)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 4.85% to 7.83% for 2001 and 5.88% to 7.83% for 2000, resulting in a blended rate of return for the fund of 6.06% and 6.10%, for 2001 and 2000, respectively.

4)	T. Rowe Price Personal Strategy Income Fund - This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

5)	T. Rowe Price Personal Strategy Balanced Fund — This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price Personal Strategy Growth Fund — This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price Value Fund — This fund seeks long-term capital appreciation by investing in stocks in a variety of industries. The fair value of the fund is dependent upon the market value of the investments.

8)	T. Rowe Price Mid-Cap Growth Fund — This fund seeks long-term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Small-Cap Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

10)	T. Rowe Price International Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

11)	T. Rowe Price Spectrum Growth Fund — This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the market value of the investments.

12)	Pimco Total Return Fund — This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with duration ranging from three to six years. The fair value of the fund is dependent upon the market value of the investments.

13)	The Dial Corporation (“Dial”) Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions – Voluntary wage reductions were elected by the employee. These pre-tax reductions were contributed to the Plan and ranged from 1% to 12% of compensation for 2001 and 2000. Company matching contributions were based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. For 2001, each employee had the option to elect an after-tax contribution of between 1% and 10% of compensation. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are invested in Dial Stock.

c.	Payment of Benefits – Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d.	Participant Loans and Hardship Withdrawals – The Plan permits loans to Plan participants up to the lesser of 50% of the participant’s vested account balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in substantially equal installments over a maximum of five years, except for loans for purchasing a home. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the current investment elections of the participant. Withdrawals of employee wage reduction contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans and after-tax withdrawals available under the Plan have already been obtained.

e.	Vesting – Employee contributions are 100% vested and non-forfeitable, including earnings on these contributions. Beginning in 1999, all employer contributions are 100% vested and non-forfeitable. Prior to then, participants were ratably vested in employer contributions during the first three years of continuous employment as defined by the Plan, except at retirement, disability or death when they become 100% vested. Forfeitures of previous employer contributions are used to reduce the Company’s contribution to the Plan.

f.	Participant Accounts – For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit, which can be provided from the combined amount of these participant accounts less participant loans.

g.	Plan Administration – The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2001 and 2000, Plan expenses were paid directly by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Significant accounting policies are as follows:

a.	Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits – Benefits are recorded when paid.

d.	Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2001 and 2000.

	November 30

	2001	2000

ASSETS

Mutual Funds:

Pimco Total Return Fund	$44,646	$36,897

TRP Blue Chip Growth Fund	62,334	76,198

TRP International Stock Fund	2,543	3,223

TRP Mid-Cap Growth Fund	35,038	36,502

TRP Personal Strategy Balanced Fund	5,028	4,902

TRP Personal Strategy Growth Fund	11,221	12,018

TRP Personal Strategy Income Fund	408,969	416,956

TRP Small-Cap Stock Fund	5,231	8,912

TRP Spectrum Growth Fund	73,718	80,677

TRP Value Fund	4,921	6,993

TRP Equity Index Trust Fund	1,327	2,118

Vanguard Windsor II Fund	5
TRP Retirement Strategy Fund	5

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	55,421	58,674

Common Stock:

The Dial Corporation *	285,130	203,599

Participant notes receivable	36,103	36,368

Total assets at fair value	1,031,640	984,037

LIABILITIES

Accounts Payable	193	0

NET ASSETS AVAILABLE FOR BENEFITS	$1,031,447	$984,037

*	Nonparticipant-directed

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	November 30,

	2001	2000

Net Assets:

The Dial Corporation Common Stock	$285,130	$203,599

Year Ended
November 30, 2001

Changes in Net Assets:

Contributions	$5,699

Dividends	2,654

Net loan repayments including interest	475

Net appreciation	95,362

Plan transfers	808

Benefits paid to participants	(23,467)

$81,531

5.	RELATED PARTY TRANSACTIONS

In 2001 and 2000, Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	SUBSEQUENT EVENTS

Effective December 31, 2001, with the approval of the Board of Directors of the Dial Corporation and the trustees of the Plan, the account balances in the Freeman Cosmetic Corporation Capital Accumulation Plan were merged into The Dial Corporation Future Investment Plan (“FIP”). All liabilities and obligations incurred under the Plan prior to December 31, 2001 in respect of participants who became Participants under the FIP as a result of the dissolution shall be assumed by the FIP, effective December 31, 2001. Immediately after the merger, prior Plan participants’ account balances will equal the sum of the their Plan account balances plus their account balances in the FIP, if applicable.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2001

Form 5500, Schedule H, Part IV

Schedule of Assets Held for Investment Purposes at End of Year

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

TRP Stable Value Fund	GIC Fund (55,421 shares)	**	$55,421

TRP Equity Index Trust Fund	Mutual Fund (43 shares)	**	1,327

Pimco Total Return Fund	Mutual Fund (4,115 shares)	**	44,646

TRP Personal Strategy Income Fund	Mutual Fund (31,802 shares)	**	408,969

TRP Personal Strategy Balanced Fund	Mutual Fund (334 shares)	**	5,028

TRP Personal Strategy Growth Fund	Mutual Fund (639 shares)	**	11,221

TRP International Stock Fund	Mutual Fund (229 shares)	**	2,543

TRP Mid-Cap Growth Fund	Mutual Fund (935 shares)	**	35,038

TRP Value Fund	Mutual Fund (258 shares)	**	4,921

TRP Small-Cap Stock Fund	Mutual Fund (219 shares)	**	5,231

TRP Spectrum Growth Fund	Mutual Fund (5,251 shares)	**	73,718

TRP Blue Chip Growth Fund	Mutual Fund (2,182 shares)	**	62,334

Vanguard Windsor II Fund	Mutual Fund (0.3 shares)	**	5

TRP Retirement Strategy Fund	Mutual Fund (0.2 shares)	**	5

The Dial Corporation	Common Stock (16,284 shares)	$379,817	285,130

Participant notes receivable	Participant loans

	(Interest at 8.25% to 10.50%,

	maturing from 2001 to 2013)		36,103

	Total assets held for

	investment

	purposes		$1,031,640

**	Cost information is not required for participant-directed investments

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2001
Form 5500, Schedule H, Part IV

Schedule of Reportable Transactions

Column H
	Column A					Current	Column I
	Identity	Column B				Value of	Net
	Of	Description	Column C	Column D	Column G	Asset on	Gain
	Party	of	Purchase	Selling	Cost of	Transaction	Or
	Involved	Asset	Price	Price	Asset	Date	(Loss)
Single Transactions

N/A

Series of Transactions

N/A

EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-71113 of The Dial Corporation on Form S-8 of our report dated May 22, 2002 appearing in this Annual Report on Form 11-K of The Freeman Cosmetic Corporation Capital Accumulation Plan for the year ended November 30, 2001.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 29, 2002